UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42289

Luda Technology Group Limited
(Registrant’s Name)

Unit H, 13/F, Kaiser Estate Phase 2

47-53 Man Yee Street

Hung Hom, Kowloon

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Other Events

Resignation of Chief Information Officer

On March 25, 2025, the Board accepted the resignation of Kwok Zi Xing (“Mr. Kwok”) as the Chief Information Officer (“CIO”) of Luda Technology Group Limited (the “Company”). Mr. Kwok tendered his resignation as CIO, effective April 1, 2025, in order to pursue other business opportunities, and his resignation was not a result of any disagreement with the Company on any matter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luda Technology Group Limited

Date: March 25, 2025	By:	/s/ Ma Biu
	Name:	Ma Biu
	Title:	Chief Executive Officer and Director

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